FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of April 2005

Commission file number 0-13391

SAMEX MINING CORP.

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(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

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(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

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SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No. 3-05

      April 12, 2005

PRESIDENT’S LETTER TO SHAREHOLDERS, ANNUAL REPORT, ANNUAL MEETING

The Annual and Special Meeting of shareholders of SAMEX Mining Corp. will be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 5, 2005 at 2:30 P.M.  In preparation, the meeting information circular along with the Company’s annual report and financial statements have been filed with regulatory agencies and are available for viewing at www.SEDAR.com.  Following is the text of the “President’s Letter to the Shareholders” which is included in the annual report:

To Our Shareholders,

2004 has felt like a grueling, year-long triathlon.  Our planned 5,000 meter phase-one drill program at Los Zorros, Chile was increased to more than 8,600 meters of drilling and was completed just after our November 30th year end, only days before Christmas.  Many were the challenges during that effort, from contractor issues to logistics etc.  But the early indications are very encouraging from an exploration geology point of view, and that is most important.

Compiling and, more importantly, evaluating the drill results along with nearly eleven kilometers of trench sampling is now consuming our focus.  Finding and drilling mineralization at Los Zorros has not been a challenge; the district is laden with copper/gold/silver mineralizing influences.  The real challenge is in understanding the complicated chaotic processes that emplaced this mineralization and discovering the locations where, or if, it has been deposited in economic quantities within the 78-square-kilometer property.

In conjunction with SAMEX’s own competent exploration team we have retained three renowned exploration consultants with a combined career experience between them of over 120 years.  And I love the comment that one of them gave me in response to my impatient prying; “Jeff the geology at Los Zorros is complex … and that’s a VERY GOOD thing, be patient!”

So I pass that admonition on to you the stakeholders, please be patient as the exploration team continues to mull over and over the positive and negative implications of what has been recovered during phase one and then goes on to design exploration phase two.  It may help some to better understand the exploration process if they knew the history of other large discoveries, like the world-class copper/gold deposit just north of us on trend.  After several years, and over 100 drill holes, they finally drilled the discovery hole, then realized that they had nicked the ore body in earlier drill holes, but did not recognize it at the time. Such is the nature of exploration.  If it was easy, gold and silver would not be precious and copper would not be +$1.40 per pound.

On the market side I’m sure the shareholders will share our frustration with the poor share price performance. Gold prices labored cautiously to new decade highs by December but the share prices of many in our sector weakened throughout this period as if investors believed that metals were making a bull market top.  The wall of worry was difficult to stand against.

We are of a different mindset, and believe that the biggest and best part of this commodity bull market is before us NOT behind us.  The market-price managers (I’m being kind), are still a major influence in gold and silver but we believe that circumstances will overwhelm them and the corresponding corrective action should be very rewarding for those investors who persevered.

The SAMEX team is optimistic about our current exploration efforts in Chile and Bolivia, and we’re looking forward to an exciting and rewarding year ahead of pursuing “significant economic mineralization”!

Thank you for your continued support.

“Jeffrey P. Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

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